October 10, 2014

VIA EDGAR

Mr. Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.
Form 10-K
Filed December 19, 2013
File No. 1-13783

Dear Mr. O’Brien:

Integrated Electrical Services, Inc. is pleased to respond to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 26, 2014, with respect to:

•	the Company’s Annual Report on Form 10-K for the year ended September 30, 2013, filed with the Commission on December 19, 2013 (the “Form 10-K”),

•	the Company’s Definitive Proxy Statement on Schedule 14A for fiscal year 2013, filed with the Commission on December 27, 2013 (the “Proxy Statement”),

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, filed with the Commission on February 10, 2014 (the “First Quarter Form 10-Q”), and

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the Commission on August 11, 2014 (the “Third Quarter Form 10-Q”).

For the Staff’s convenience, each of our responses below is preceded by the text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the referenced filing.

Mr. Terence O’Brien

October 10, 2014

Form 10-K for the year ended September 30, 2013

Business, Page 3

1.	You state on page 4 that your subsidiaries have a federal NOL that includes “approximately $141 million resulting from the amortization of personal goodwill.” Please explain how this “personal goodwill” was generated. Quantify how much of the consolidated goodwill balance is attributable to personal goodwill. We may have further comment.

Response:

We confirm that this “personal goodwill” was generated in 2002 upon the adoption of a tax accounting method change that allowed the Company to deduct goodwill for income tax purposes that had previously been classified as non-deductible. The personal goodwill that became deductible was attributable to acquisitions that occurred prior to 2002. The tax accounting method change, which did not affect our recorded goodwill for book purposes, resulted in additional tax basis in goodwill. The Company believes the realization of the additional tax basis in goodwill is less than probable, and we have not recorded a deferred tax asset for unamortized goodwill or recorded a deferred tax asset for NOL attributable to the amortization of the goodwill.

None of the goodwill recorded in our consolidated financial statements is attributable to personal goodwill. All of the consolidated goodwill balance for book purposes is attributable to our emergence from bankruptcy in 2006 or to acquisitions occurring subsequent to 2006.

Backlog, page 8

2.	Please tell us and revise future filings to disclose how much of the consolidated backlog balance is: 1) attributable to each of the four segments; and ii) firm.

Response:

In response to the Staff’s comment, the following table illustrates the proportion of consolidated backlog for fiscal years 2013 and 2012 attributable to each of our four operating segments. All of our consolidated backlog is considered firm, in that it is supported by documentation from customers authorizing the performance of future work. We confirm that we will include such a table and disclosure in future Form 10-K filings.

Mr. Terence O’Brien

October 10, 2014

Backlog by Segment ($ in millions)	2013	2012
Commercial & Industrial	$119	$127
Communications	21	47
Residential	57	60
Infrastructure Solutions	7	—

Total	$204	$234

Management’s Discussion and Analysis, page 19

Critical Accounting Policies, page 31

3.	We note the Revenue Recognition policy beginning on page 32. Please quantify in future filings the portion of revenue recognized under the percentage-of-completion method and other methods, as well as revenue earned from fixed price, T&M, and cost reimbursable contracts.

Response:

In response to the Staff’s comment, we will quantify the portion of our revenue recognized under the percentage-of-completion method, as well as the portion of our revenue earned or recognized pursuant to other arrangements described under our revenue recognition policy, in the Company’s future Form 10-K filings.

Signatures

4.	In future filings, please ensure that the language preceding the second set of signatures conforms to the language of Form 10-K. In this regard, such signatures should be made “on behalf of the registration and in the capacities…indicated.” In addition, please ensure that your principal accounting officer or controller also identifies that he or she is signing the Form 10-K in that capacity. Refer to General Instruction D(2)(a) of Form 10-K.

Response:

In response to the Staff’s comment, we confirm that in future filings, the language preceding the second set of signatures will conform to the language of Form 10-K and that our principal accounting officer or controller will be identified as signing the Form 10-K in that capacity.

Mr. Terence O’Brien

October 10, 2014

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

The Role of the Compensation Committee, page 15

Compensation Objectives, page 15

5.	We note your disclosure that at the 2011 annual meeting, your stockholders determined, on a non-binding advisory basis, that the stockholder vote on executive compensation should be held once every three years. Please tell us where we can find disclosure of your determination as to how frequently you would hold a non-binding stockholder advisory vote on executive compensation. In this regard, we note your Form 8-K filed on February 8, 2011 discloses that shareholders voted to hold the vote every three years, but we are unable to locate the corresponding Form 8-K/A required by Item 5.07(d) of Form 8-K. Please advise and confirm that, as applicable in future filings, you will disclose your determination as to how frequently you will hold a non-binding stockholder advisory vote on executive compensation.

Response:

In response to the Staff’s comment, we respectfully direct the Staff to the Company’s Current Report on Form 8-K/A filed with the Commission on August 30, 2012, filed in response to a comment received from the Staff by letter dated April 17, 2012. We confirm that, as applicable in future filings, the Company will disclose its determination as to how frequently it will hold a non-binding stockholder advisory vote on executive compensation.

Market Benchmarking, page 17

6.	We note your statement that you do not target a specific competitive position versus your peer group in determining executive compensation. We further note your statement on page 18 that, in developing total compensation for each executive officer, you consider the median compensation levels of the Survey Group for similar jobs. You also refer to this practice as “benchmarking.” In future filings, please disclose how actual compensation compared to the benchmark. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response:

In response to the Staff’s comment, we confirm that in future filings, the Company will disclose how actual total compensation for named executive officers compared with any benchmarks referenced by the Human Resources and Compensation Committee in determining such compensation.

Mr. Terence O’Brien

October 10, 2014

Elements of Compensation, page 19

7.	You state that the fiscal year 2013 base salary increases included an increase in the CEO’s salary from $390,000 to $500,000. Please reconcile this statement with your disclosure in the summary compensation table that Mr. Lindstrom’s salary was $422,500 for 2012.

Response:

Upon assuming the position of President and Chief Executive Officer of the Company on October 3, 2011, Mr. Lindstrom’s base salary, which was previously set at $25,000 per month, was increased to $390,000 per year and remained as such for the duration of fiscal year 2012 and through the first quarter of fiscal year 2013. The $422,500 reflected in the fiscal year 2012 salary column of the summary compensation table set forth in the Proxy Statement was included in error, and the Company’s summary compensation table for fiscal year 2014 will be revised and appropriately footnoted to reflect Mr. Lindstrom’s receipt during fiscal year 2012 of base salary in the amount of $390,000 and total compensation in the amount of $1,152,883.

Annual Incentive Awards, page 19

Fiscal Year 2013 Goals and Objectives, page 19

8.	We note your disclosure that financial performance measures were based on consolidated annual net income and consolidated annual operating cash flow less capital expenditures. In future filings, please quantify these performance goals and discuss how actual results compared to such goals. You should also disclose how you arrived at the actual payout of annual incentive plan awards based upon such actual results.

Response:

In response to the Staff’s comment, we confirm that in future filings the Company will quantify these performance goals and discuss how actual results compared to such goals, as well as how the Company arrived at the actual payout of annual incentive plan awards based upon such actual results.

Form 10-Q for the period ended December 31, 2013

General

9.

We note from your Form 10-K for the fiscal year ended September 30, 2013, that the aggregate market value of your voting stock held by non-affiliates was approximately $31.9 million at March 29, 2013. We further note that you continue to identify as a non-accelerated filer rather than a smaller reporting company.

Mr. Terence O’Brien

October 10, 2014

Please provide us with your analysis as to why you do not believe you are a smaller reporting company. Refer to Exchange Act Rule 12b-2 and Item 10(f)(2)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, we confirm that as of the last business day of the second fiscal quarter of each of the Company’s 2012 and 2013 fiscal years, the Company qualified as a smaller reporting company and in future filings the Company will identify itself as such.

Form 10-Q for the period ended June 30, 2014

Working Capital, page 31

10.	We note you would not have met the required Fixed Charge Coverage Ratio, had you been required to meet it as a result of the Liquidity and Excess Availability covenants. Please revise future filings to disclose and discuss the specific terms of each of these covenants, including actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretative Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

In response to the Staff’s comment, our future filings will include additional disclosure and discussion of (i) the Liquidity and Excess Availability minimum thresholds in effect as of the applicable measurement date, (ii) our actual Liquidity and Excess Availability as of such date, (iii) our required and actual Fixed Charge Coverage Ratio for the period ending as of such date, together with a description of the formula for calculating such ratio, and (iv) the risks and potential consequences of not complying with our debt covenants.

The numerical computation of our Fixed Charge Coverage Ratio involves various calculations that would require us to show multiple reconciliations due to the use of non-GAAP financial measures, such as EBITDA, non-financed capital expenditures, cash taxes and cash interest. We believe that providing such calculations and reconciliations would ultimately confuse investors more than it would benefit them. Furthermore, the EBITDA calculation set forth in the 2012 Credit Facility may not be the same as the Adjusted EBITDA calculation that we disclose to investors in our quarterly earnings release, which immediately precedes the filing of each quarterly or annual report, as applicable. We believe

Mr. Terence O’Brien

October 10, 2014

that providing an alternative EBITDA calculation and reconciliation to that used and disclosed by management in the earnings release may further confuse investors and will not provide additional useful information over and above the Company’s disclosure of the actual Fixed Charge Coverage Ratio for the period and description of the formula for calculating such ratio.

Currently, we expect that at September 30, 2014, (i) our Liquidity and Excess Availability will be in excess of the minimum thresholds set forth in our 2012 Credit Facility (if Liquidity and Excess Availability are not in excess of those thresholds, we would be required to comply with our Fixed Charge Coverage Ratio), and (ii) we will meet or exceed our Fixed Charge Coverage Ratio of 1.0:1.0 (thereby complying with the financial covenant regardless of our Liquidity or Excess Availability levels). In addition, based on the developments and assumptions described below, we would not anticipate that the Company will fall below the Fixed Charge Coverage Ratio of 1.0:1:0 (the formula for which is provided below) in the foreseeable future.

Historically, EBITDA and cash interest and principal debt payments have been the key factors that impact the Company’s ability to meet the Fixed Charge Coverage Ratio.1 However, as described below, we expect that, excluding any extraordinary circumstances or events, our trailing twelve month EBITDA (as calculated and adjusted under the 2012 Credit Facility) will exceed the sum of our cash interest and principal debt payments (excluding the repayment of principal on Advances under the 2012 Credit Facility) for the foreseeable future. This expectation, while based in part on the steady increase in net income that we have experienced over the last twelve months, is based primarily on the repayment and elimination of our term loan facility in September 2014. As a result of the elimination of our term loan facility (and based on the fact that repayments of principal on Advances under the 2012 Credit Facility are explicitly excluded from our Fixed Charge Coverage Ratio), the impact that principal debt payments will have on the denominator of our Fixed Charge Coverage Ratio going forward is expected to steadily decline over the next twelve months, until it is of no impact at all, beginning in the first quarter of fiscal year 2016.2 As a result, excluding any extraordinary circumstances or events, we expect that our Fixed Charge Coverage Ratio will increase significantly over the next twelve months, even assuming we experience little to no increase (or even a decrease) in our trailing twelve month EBITDA over the same period.

[1]	While Restricted Junior Payments and other distributions of cash are also factors that may impact the denominator of our Fixed Charge Coverage Ratio, the Company has not historically made Restricted Junior Payments (which are prohibited under the 2012 Credit Facility) or other cash distributions (which are similarly restricted under the 2012 Credit Facility).
[2]	As our Fixed Charge Coverage Ratio is a trailing twelve month calculation, the cash interest and principal debt payments made with respect to the term loan facility will continue to impact the calculation, on a steadily declining basis, for twelve months following repayment of the facility.

Mr. Terence O’Brien

October 10, 2014

As we do not anticipate that it is reasonably likely that the Company will breach its financial covenant, we do not believe that it is currently necessary for the Company to disclose material information about, or analyze the impact of, any such potential breach on the Company, as suggested by the Staff by its reference to Section IV.C. of the SEC Interpretive Release No. 33-8350. Nonetheless, as noted above, in our future filings, in addition to providing investors with the information necessary to understand how much cushion there is between our required and actual Fixed Charge Coverage Ratios, we will also include a general discussion of the risks and potential consequences of not complying with our financial covenant. Further, in the event that the Company does in the future determine that it is reasonably likely to be in breach of its financial covenant, we will revise our disclosure to include the additional information required by Section IV.C. of the SEC Interpretive Release No. 33-8350.

Based on the expectations set forth above, we would propose to include the following revised disclosure in our Form 10-K for the year ended September 30, 2014:

“At September 30, 2014, we were subject to the financial covenant under the 2012 Credit Facility requiring, at any time that our Liquidity is less than $20 million or our Excess Availability is less than $5 million, that we maintain a Fixed Charge Coverage Ratio of not less than 1.0:1.0. At September 30, 2014, our Liquidity was $XX, and our Excess Availability was $XX, and as such, we were not required to maintain a Fixed Charge Coverage Ratio of 1.0:1.0 as of such date. Nonetheless, at September 30, 2014, our Fixed Charge Coverage Ratio was X.X:1.0. Compliance with our Fixed Charge Coverage Ratio, while not required at September 30, 2014, provides us with the ability to use cash on hand or to draw on our 2012 Credit Facility such that we can fall below the Excess Availability and Liquidity minimum thresholds described above without risk of triggering an event of default under the 2012 Credit Facility.

Our Fixed Charge Coverage Ratio is calculated as (i) our trailing twelve month EBITDA (as defined in the 2012 Credit Facility), less non-financed capital expenditures (other than capital expenditures financed by means of an Advance under the 2012 Credit Facility), cash taxes and certain pass-through tax liabilities, divided by (ii) the sum of our cash interest and principal debt payments (other than repayment of principal on Advances under the 2012 Credit Facility) and all Restricted Junior Payments (as defined in the 2012 Credit Facility) (other than pass-through tax liabilities) and other cash distributions. As defined in the 2012 Credit Facility, EBITDA is calculated as consolidated net income (or loss), less extraordinary gains, interest income, non-operating income and income tax benefits and decreases in any change in LIFO reserves, plus stock compensation expense, non-cash extraordinary losses, interest expense, income taxes, depreciation and amortization and increases in any change in LIFO reserves.

Mr. Terence O’Brien

October 10, 2014

If in the future our Liquidity or Excess Availability fall below $20 million or $5 million, respectively, and at that time our Fixed Charge Coverage Ratio is less than 1.0:1.0, or if we otherwise fail to perform or otherwise comply with certain of our covenants or other agreements under our 2012 Credit Facility, it would result in an event of default under our 2012 Credit Facility, which could result in some or all of our indebtedness becoming immediately due and payable.”

11.	We note your disclosure of the $12 million available to you under the 2012 Credit Facility Please also disclose the amount available without violating any covenants.

Response:

In response to the Staff’s comment, we confirm that the entire $12 million disclosed as available to us under our 2012 Credit Facility at June 30, 2014 was available to be drawn without triggering or violating our financial covenant. If drawing an amount on our 2012 Credit Facility would result in a covenant violation, we would not consider such an amount to be available. We confirm that in future filings, we will revise our disclosure of the amount available under our 2012 Credit Facility to clarify that such amount is available to be drawn without triggering or violating our financial covenant.

*      *      *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-K, Proxy Statement, First Quarter Form 10-Q and Third Quarter Form 10-Q. Please feel free to contact me at (713) 860-8162 or robert.lewey@ies-co.com with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Robert W. Lewey

Chief Financial Officer

Integrated Electrical Services, Inc.

cc:	Gail D. Makode, General Counsel, Integrated Electrical Services, Inc.